UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

June 5, 2008

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan
Listing Code:	8411 (Tokyo Stock Exchange 1st Sec., Osaka Securities Exchange 1st Sec.)

Dissolution of Subsidiary

We, Mizuho Financial Group, Inc., hereby announce that our subsidiary, Mizuho Capital Co., Ltd., has decided to dissolve its subsidiary, Kogin Investment (3iBJ) No.2 Fund as described below.

1. Outline of the subsidiary to be dissolved and the scheduled date of dissolution

Company Name:	Kogin Investment (3iBJ) No.2 Fund
Location:	1-2-1 Uchisaiwaicho, Chiyoda-ku, Tokyo, Japan
General Partner:	Mizuho Capital Co., Ltd. (President: Akira Kiyohara)
Business:	Investment in private equity
Date of Establishment:	June 1993
Total Assets:	JPY 65 million (As of March 31, 2008)
Recent Financial Performance:	Ordinary Losses: JPY 59 million
Net Loss: JPY 59 million
(For the fiscal year ended March 31, 2008)
Scheduled Date of Dissolution:	June 2008
Liquidation is expected to be completed by June 30, 2008.

2. Reason for Dissolution

The decision to dissolve the company was made as it has completed serving its original purpose.

3. Effects on Profits and Losses

The decision will have no material effect on the earnings estimates for the current fiscal year (both on a consolidated and non-consolidated basis) of Mizuho Financial Group, Inc.

Please direct any inquiries to:	Public Relations Office, Corporate Communications, Mizuho Financial Group, Inc. Tel: 81-3-5224-2026